

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2023

Lei Chen
Chief Executive Officer
Pinduoduo Inc.
28/F, No. 533 Loushanguan Road, Changning District
Shanghai, 200051
People's Republic of China

      Re: Pinduoduo Inc.
           Form 20-F for the Fiscal Year Ended December 31, 2021
           File No. 001-38591

Dear Lei Chen:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Trade & Services

cc: Yuting Wu